82-3470

04024680

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7 Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
P J Towers, Rotunda Bldg.
Dalal Street, Fort
Mumbai 400 001

SEC MAIL RECEIVED PROCESSING APR 29 2004 WASH. D.C. 161 SECTION

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

SUPPL

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**31st March, 2004**
Name of Stock Exchanges where shares of reporting company are listed. **KOLKATA, CHENNAI, MUMBAI AND NATIONAL STOCK EXCHANGE.**	

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dw 5/4

(I) Information about persons holding more than 15% shares or voting rights						
Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights (in number and %) of persons mentioned at (I) as informed u/r 8(1) to target company					
Names	As on March 31, 2004 (Current year)	As on March 31, 2003 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd.	6,61,85,496 (26.73%)*	6,61,85,496 (26.74%)	NIL (0.01)*	–	–	–
TOTAL (I)	**6,61,85,496 (26.73%)***	**6,61,85,496 (26.74%)**	**NIL (0.01)***	–	–	–

(II) **Information about promoter(s) or every person having control over a company and also persons acting in concert with him**						
Name of promoter(s) or every person(s) having control over a company and persons acting in concert with him.	Shareholding / voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	**NOT APPLICABLE**					
	As on March 31, 2004 (Current year)	As on March 31, 2003 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
N.A.	-	-	-	-	-	-
TOTAL (II)	**NIL**	**NIL**	**NIL**	_	_	_
GRAND TOTAL (I+II)	**6,61,85,496 (26.73%)***	**6,61,85,496 (26.74%)**	**NIL (0.01)***	_	_	_

* Consequent to issue and allotment of 1,66,965 Ordinary Shares of Rs.10/- each under the Company's Employee Stock Option Scheme, the shareholding of Tobacco Manufacturers (India) Ltd. (TMI), in % terms, has come down to 26.73% (from 26.74%), although there has not been any change in the number of shares held by TMI.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Place : Kolkata
Date : 23rd April, 2004

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg